FILED BY EQUITY BANCSHARES, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICAN STATE BANCSHARES, INC. COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-257024

The following materials are the portions of a letter sent to the customers of American State Bank and Trust Company, the banking subsidiary of American State Bancshares, Inc. (“ASB”), on or about September 1, 2021, that relate to the proposed merger of ASB with Equity Bancshares, Inc. (“Equity”):

Dear:

K AN S A S

KANSAS FOUNDED

Equity Bank Location

Current American State Bank & Trust Location

Shop local, save local with Bank Local

Local discounts and national retailer deals to save you money on shopping, dining, travel, and more.

For a full list of Equity Bank locations, please visit equitybank.com/american

Welcome to Equity Bank

Thank you for your support of American State Bank & Trust. Your banking family just got a lot bigger! On October 4, 2021, all American State Bank & Trust accounts will become Equity Bank accounts.

We know that building a strong community bank takes hard work. We’re proud to focus on local banking by working side by side with our customers throughout our local communities, and we look forward to continuing this commitment with our newest customers (that's you!).

At Equity Bank, we live by our promise, We never forget it’s your money. We’re a community bank dedicated to going the extra mile for your family, your business, your farm, and your community. We rely on strong communities like yours as part of our foundation, and we'll continue to serve as the place to go for all your banking services.

Thank you for your patience, your business, and your trust.

No more ATM fees, ever.

We mean it. Your Equity Bank debit card blocks all fees at any ATM nationwide.

Better tools for better banking.

Mobile deposit and real-time online banking with our Equity Bank mobile app.

equitybank.com/american3

Important Dates

Friday, October 1, 2021Monday, October 4, 2021

American State Bank & Trust will be open for business.

☑ Complete Bill Payments and Mobile Deposits by September 27

Online Bill Pay transactions using American State Bank & Trust Online Banking must be completed by 12 a.m. on Monday, September 27. Mobile deposits using Snap Deposit must be completed by 1 p.m. on October 1. On October 4, your bill pay contacts and associated payment information, including all your recurring payments, will automatically be connected to your Equity Bank account.

☑ Complete Transfers by October 1

Changes to existing transfers or future dated transfers will need to be completed by 9 p.m. on September 29. Same day transfers will be allowed through 9 p.m. on October 1.

Transfers will be restored at 7 a.m. Monday, October 4, at equitybank.com. Recurring or future dated transfers with an effective date after October 1, 2021, will occur within Equity Bank Online Banking.

☑ American State Bank & Trust Online Banking - View Only

Your ASB&T online banking account and user ID will begin

migrating to Equity Bank. Access to ASB&T online banking will be in view-only mode as of 9 p.m. on October 1, 2021.

☑ Direct Deposits and Automatic Payments

Beginning October 4, Equity Bank will start processing your

existing direct deposits and recurring payments. Automatic payments that are pending on your ASB&T account will be posted by October 3.

Your current electronic transactions, such as direct deposits, automatic payments and ACH transactions, will be automatically matched and directed to your updated account number, with no further action needed from you. If a current provider requests new information, please use the Equity Bank routing number 101105354 and your updated account number, if applicable.

☑ Continue to use your American State Bank & Trust debit card

Your ASB&T debit card includes the same features as Equity

Bank, including No ATM Fees on any ATM in the United States. When your card expires, we will send you a new Equity Bank MasterCard debit card. Your Equity Bank MasterCard will include instructions for activation labeled on the card,  and you will be able to select your PIN after activation.

☑ Access to Zelle will be removed on September 27

Please complete Zelle transactions prior to September 27.

Equity Bank Online Bill Pay includes pay-your-friends features!

American State Bank & Trust accounts will become Equity Bank accounts.

☑ Enroll in Equity Bank Online Banking

Visit EquityBank.com to log into your Equity Bank Online

Banking account with your current American State Bank & Trust user ID. In almost all cases, your ASB&T user ID will remain unchanged. In certain cases, we will reach out to you if a login ID is already in use. You may use your current online banking password to log in. You will be required to reset your password. We will ask you to verify your identity using a text, phone call, or email. That’s it! You’re ready to go!

Your new account features real-time transactions, personal and business budgeting tools, instant payments, and more.

Learn more at equitybank.com/online

☑ Download the App

Download the Equity Bank mobile app from the App Store or

Google Play. Once downloaded, use your ID and password to access your online banking.

☑ Online Bill Pay

Your online bill payees, scheduled payments, and recurring

online bill payments will transfer to Equity Bank’s Online Bill Pay. You may also use our mobile app to pay bills!

☑ Apple Pay, Google Pay, Samsung Pay

Once you receive a new Equity Bank debit card, after your

current ASB&T card expires, you'll have access to mobile payment platforms. Want Apple Pay and Google Pay for your card now? Let us know. We’ll be happy to order you a new Equity Bank card with full features and functions.

☑ Update Loan Payments

You may submit your payments through online banking, by

calling us, by visiting the lobby or sending to any Equity Bank location, by continuing to mail to your ASB&T office, or by sending directly to:

Equity Bank, PO Box 730, Andover, KS 67002

Please note: Equity Bank does not accept loan payments by credit cards or debit cards over the phone. We offer check- by-phone loan payment, or the option to visit a bank location for loan payment options.

BETTER TOOLS =

BETTER BANKING

Managing your money has never been easier with Equity Bank's online banking—the elevated online banking experience you deserve.

4equitybank.com/american

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Equity filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File Number 333-257024) to register the shares of Equity’s common stock to be issued to ASB stockholders. The registration statement was declared effective by the SEC on July 21, 2021, and the proxy statement/prospectus was mailed to ASB’s stockholders of record as of the close of business on July 23, 2021, seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, ASB AND THE PROPOSED TRANSACTION.

The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Participants in the Transaction

Equity, ASB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASB’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Equity is set forth in the proxy statement for Equity’s 2021 annual meeting of stockholders filed with the SEC on Schedule 14A on March 18, 2021, and Equity’s annual report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021. Free copies of these documents may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward- looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.